

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 23, 2009

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re: Gulf Shores Investments, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 28, 2009**
>   **File No. 333-162177**

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties. However, your disclosure shows that you had no assets as of June 30, 2009, other than cash of $4,729, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $34,502. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate. Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1. Please revise or advise.

3. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Summary Information, page 4

4. Within this section, please discuss your current operations and whether you currently own any commercial or residential properties.

Risk Factors, page 6

5. We note your disclosure on page 19 that your auditors have issued a going concern opinion. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section. It may also be helpful to briefly address this concern in your summary.

6.   Please note that each risk factor should present a single, discreet material risk to your business, financial condition or operations. We note the bulleted list associated with the following risk factor:

▪   "We Have Limited Operating History And Face Many Of The Risks…" page 6.

It appears that that this bulleted list is presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly. Also it is unclear how each of the risks in the bulleted list applies to your business. Please revise to include only those risks that are specific to your business.

7.   We note your disclosure on page 5 that you currently have no revenues and sustained net losses of $38,846 for the period from your inception through June 30, 2009. Please include a separate risk factor that discusses your current lack of revenue and that you may not experience any positive revenues for the foreseeable future.

Selling Shareholders, page 11

8.   We note that you have indicated that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). It appears that you have indicated the beneficial ownership of securities for certain spouses in your table, however, there appears to be other familial relationships between the selling shareholders. To the extent that you have not already done so, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 23.

Plan of Distribution, page 13

9.   We note that the issuance and distribution of the shares in this offering will cost $34,502.28 and that you have $4,729 in available cash. Given your current lack of revenue, please explain in the MD&A section where you will obtain the additional funds to cover these costs.

Information about the Registrant, page 21

10. We note that you will draw upon the experience of your management as well as trusted outside advisors to provide research and economic and statistical data in connection with the Company's activities. To the extent known, please disclose the identities and qualifications of these outside advisors.

11. Please state whether you will voluntarily send an annual report and whether the report will include audited financial statements. See Item 101(h)(5)(i) of Regulation S-K. Also disclose whether you file reports with the Securities and Exchange Commission and that the public may read and copy any materials you file with the Commission at the SEC's public reference room at 100 F. Street, NE, Washington, DC 20549 on all official business days during the hours from 10 a.m. to 3 p.m. See Items 101(h)(5)(ii) and (iii) of Regulation S-K for guidance. Also, please state whether your reporting information will be made available on your website.

12. Within this section, please disclose whether you have identified any specific properties for acquisition and the location of those properties.

13. Please discuss in greater detail whether you intend to hold investment properties for sale to the public or do you intend to lease them to potential tenants.

Financial Statements and Notes

General

14. Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

15. Please expand this section to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. Please provide this disclosure in your amended filing.

16. Please describe the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Capital Resources and Liquidity, page 21

17. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose the identities of any potential lenders.

Directors, Executive Officers, Promoters and Control Persons, page 21

18. Please disclose the positions held by David Dreslin for the past five years and give the period for which each position was held as required by Item 401(e) of Regulation S-K.

19. It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information or advise.

20. We note that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 23

21. Please discuss how the disclosed transaction is a related party transaction. See Item 404(a) of Regulation S-K.

22. Please state the name of each promoter and the nature and amount of anything of value received or to be received by each promoter directly or indirectly as required by Item 404(c) of Regulation S-K.

Part II – Information Not Required In Prospectus

Undertakings, page 28

23. Please provide the undertakings required in Item 512(a)(5) of Regulation S-K.

Exhibits, page 28

24. We note that you have not indicated in your exhibit index that you intend to file a tax opinion. Please file a tax opinion with your amendment or explain to us why you do not have to provide one. Refer to Item 601(b)(8) of Regulation S-K for guidance.

25. It appears that the following exhibits in your Exhibit Index have not been filed with the Securities and Exchange Commission:

> ▪ Exhibit 23.2, Consent of Counsel
> ▪ Exhibit 24.1, Power of Attorney

Please file these exhibits with your registration statement. Note that if counsel's consent is disclosed in another exhibit, please indicate this in the exhibit index.

Signatures, page 30

26. Please revise to include the signatures of persons in their individual capacities as required by Form S-1. See the Instructions to Signatures on Form S-1 for guidance.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188